Exhibit 99.1
DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	June 30,	December 31,
	2022	2021
	$	$
Assets
Current assets:
Cash and cash equivalents	212,335	215,323
Trade and other receivables (Note 4)	28,779	27,685
Income taxes receivable	150	—
Prepaids and deposits	7,907	6,992
Net investment in finance lease	182	99
Contract costs, net	2,487	1,390
	251,840	251,489
Non-current assets:
Contract costs, net	6,424	3,849
Net investment in finance lease	328	204
Deferred tax asset	73	—
Right-of-use assets, net (Note 5)	2,412	3,059
Property and equipment, net (Note 6)	2,541	2,645
Intangible assets, net (Note 7)	1,287	1,576
Goodwill (Note 8)	5,874	5,301
	270,779	268,123

Liabilities
Current liabilities:
Trade and other payables	23,756	22,817
Income taxes payable	65	—
Deferred revenue	49,986	44,578
Contingent consideration	1,168	467
Lease obligations (Note 5)	1,364	1,311
	76,339	69,173
Non-current liabilities:
Contingent consideration	1,123	2,236
Deferred revenue	84	116
Lease obligations (Note 5)	2,197	2,690
Employee benefit obligations	2,642	2,560
Deferred tax liability	856	692
	83,241	77,467

Shareholders’ equity
Share capital (Note 10)	267,281	266,119
Contributed surplus	6,831	4,312
Accumulated other comprehensive income	170	2,113
Deficit	(86,744)	(81,888)
Total equity	187,538	190,656
	270,779	268,123

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE LOSS
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Revenue (Note 13)	34,936	25,631	66,991	47,373
Cost of revenue (Note 14 and 15)	6,979	5,152	13,531	9,016
Gross profit	27,957	20,479	53,460	38,357

Operating expenses
General and administrative (Note 15)	7,597	6,924	14,972	14,361
Sales and marketing (Note 15)	14,880	10,447	28,627	19,566
Research and development (Note 15)	6,110	5,234	12,296	9,377
Share-based compensation (Note 11)	1,530	539	2,624	917
Foreign exchange (gain) loss	(4,854)	3,189	(1,463)	5,140
Depreciation and amortization (Note 5, 6 and 7)	587	489	1,167	963
	25,850	26,822	58,223	50,324
Operating income (loss)	2,107	(6,343)	(4,763)	(11,967)

Finance (income) expense, net (Note 9)	(333)	76	(352)	74
Other income	(22)	(22)	(43)	(43)
Income (loss) before income taxes	2,462	(6,397)	(4,368)	(11,998)

Income tax expense	359	793	488	836

Net income (loss) for the periods	2,103	(7,190)	(4,856)	(12,834)

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	5,155	(3,152)	1,943	(5,266)

Comprehensive loss	(3,052)	(4,038)	(6,799)	(7,568)

Income (loss) per share - basic	0.06	(0.22)	(0.15)	(0.39)
Income (loss) per share - diluted	0.06	(0.22)	(0.15)	(0.39)
Weighted average number of common shares outstanding - basic (Note 12)	33,022,813	32,811,687	33,015,045	32,796,468
Weighted average number of common shares outstanding - diluted (Note 12)	34,019,120	32,811,687	33,015,045	32,796,468

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Common shares		Contributed surplus	Accumulated other comprehensive income	Deficit	Total
	#	$	$	$	$	$

Balance, December 31, 2020	32,630,536	264,357	2,537	1,699	(68,287)	200,306
Exercise of stock options (Note 11)	86,684	264	(80)	—	—	184
Share-based compensation (Note 10)	—	—	917	—	—	917
Comprehensive loss	—	—	—	5,266	(12,834)	(7,568)
Balance, June 30, 2021	32,717,220	264,621	3,374	6,965	(81,121)	193,839

Balance, December 31, 2021	32,857,422	266,119	4,312	2,113	(81,888)	190,656
Exercise of stock options (Note 10 and 11)	6,409	101	(48)	—	—	53
Share-based compensation (Note 11)	—	—	2,624	—	—	2,624
Shares issued related to contingent consideration	15,364	700	—	—	—	700
Share issuance under employee share purchase plan (Note 10 and 11)	6,377	361	(57)	—	—	304
Comprehensive loss	—	—	—	(1,943)	(4,856)	(6,799)
Balance, June 30, 2022	32,885,572	267,281	6,831	170	(86,744)	187,538

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Six months ended June 30,
	2022	2021
	$	$
Cash flows (used in) from operating activities
Net loss	(4,856)	(12,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,167	963
Share-based compensation	2,624	917
Loss on sale of assets	11	—
Unrealized foreign exchange (gain) loss	(1,383)	4,802
Income tax expense	488	836
Finance (income) expense, net	(352)	74
Changes in non-cash working capital items:
Trade and other receivables	(1,840)	(2,020)
Prepaids and deposits	(1,175)	(4,209)
Contract costs	(3,756)	(714)
Trade and other payables	1,033	3,239
Employee benefit obligations	284	313
Deferred revenue	6,416	5,767
Income taxes paid	459	52
Cash used in operating activities	(880)	(2,814)

Cash flows used in investing activities
Purchase of property and equipment	(509)	(371)
Acquisition of business, net of cash acquired	(1,071)	—
Cash used in investing activities	(1,580)	(371)

Cash flows (used in) from financing activities
Payments received on net investment in finance lease	70	43
Repayment of lease obligations	(700)	(668)
Interest received	537	205
Proceeds from exercise of stock options	53	184
Proceeds from share issuance under employee share purchase plan	304	—
Payments of contingent consideration from acquisitions	(93)	—
Repayment of borrowings	—	(13)
Cash from (used in) financing activities	171	(249)

Net change in cash and cash equivalents during the period	(2,289)	(3,434)
Effect of foreign exchange on cash and cash equivalents	(699)	87
Cash and cash equivalents, beginning of the period	215,323	219,658
Cash and cash equivalents, end of the period	212,335	216,311

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2022
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (the “Company” or “Docebo”) is a provider of cloud-based learning management systems. The Company was incorporated on April 21, 2016 under the laws of the Province of Ontario. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, Canada, M5V 1R9.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage June 30, 2022	Ownership percentage December 31, 2021
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK Limited	England	100	100
Docebo France Société par Actions Simplifiée (“Docebo France”)	France	100	100
Docebo DACH GmbH (“Docebo Germany”)	Germany	100	100
Docebo Australia Pty Ltd[1] ("Docebo Australia")	Australia	100	—

1 On January 21, 2022, the Company acquired all of the issued and outstanding shares of Skillslive Edu Pty Ltd. (“Skillslive”), an educational consulting agency located in Melbourne, Australia. On February 2, 2022 Skillslive changed its name to Docebo Australia Pty Ltd.

2	Basis of preparation

Statement of compliance

These unaudited condensed consolidated interim financial statements (“financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2021. These unaudited condensed consolidated interim financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 10, 2022.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2022
(expressed in thousands of US dollars, except share amounts)
Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The impact of the novel coronavirus (“COVID-19”) pandemic, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact continues to depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact. The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance continues to remain uncertain.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.

3	Summary of significant accounting policies

In preparing these financial statements, the significant accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.

4	Trade and other receivables

The Company’s trade and other receivables as at June 30, 2022 and December 31, 2021 include the following:

	2022	2021
	$	$
Trade receivables	22,120	21,985
Accrued revenues	3,621	3,241
Tax credits receivable	2,871	2,423
Other receivables	167	36
	28,779	27,685

Included in trade receivables is a loss allowance of $799 as at June 30, 2022 and $1,007 as at December 31, 2021.

5	Leases
The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2021	4,974	330	5,304
Additions	286	—	286
Disposals	(315)	—	(315)
Effects of foreign exchange	(263)	(22)	(285)
Balance – June 30, 2022	4,682	308	4,990

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2022
(expressed in thousands of US dollars, except share amounts)

	Premises	Others	Total

Accumulated amortization
Balance – December 31, 2021	2,037	208	2,245
Amortization	483	35	518
Disposals	(42)	—	(42)
Effects of foreign exchange	(125)	(18)	(143)
Balance – June 30, 2022	2,353	225	2,578

Carrying value
Net balance – December 31, 2021	2,937	122	3,059
Net balance – June 30, 2022	2,329	83	2,412

The Company’s lease obligations are as follows:

2022
$
Balance – December 31, 2021	4,001
Additions	286
Interest accretion	144
Lease repayments	(700)
Effects of foreign exchange	(170)
Balance – June 30, 2022	3,561

Current	1,364
Non-current	2,197
3,561

Expenses incurred for the three and six months ended June 30, 2022 relating to short-term leases and leases of low-value assets were $54 and $116, respectively (2021 - $91 and $158).

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2022
(expressed in thousands of US dollars, except share amounts)

6	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2021	2,098	1,830	359	4,287
Additions	503	6	—	509
Effects of foreign exchange	(124)	(87)	(37)	(248)
Balance – June 30, 2022	2,477	1,749	322	4,548

Accumulated depreciation
Balance – December 31, 2021	854	707	81	1,642
Depreciation	318	148	11	477
Effects of foreign exchange	(58)	(34)	(20)	(112)
Balance – June 30, 2022	1,114	821	72	2,007

Carrying value
Balance – December 31, 2021	1,244	1,123	278	2,645
Balance – June 30, 2022	1,363	928	250	2,541

7	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2021	1,415	532	46	1,993
Effects of foreign exchange	(112)	(42)	(4)	(158)
Balance – June 30, 2022	1,303	490	42	1,835

Accumulated amortization
Balance – December 31, 2021	276	124	17	417
Amortization	112	51	9	172
Effects of foreign exchange	(26)	(12)	(3)	(41)
Balance – June 30, 2022	362	163	23	548

Carrying value
Balance – December 31, 2021	1,139	408	29	1,576
Balance – June 30, 2022	941	327	19	1,287

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2022
(expressed in thousands of US dollars, except share amounts)

8	Goodwill

$
Balance – December 31, 2021	5,301
Additions	1,071
Effects of foreign exchange	(498)
Balance – June 30, 2022	5,874

On January 21, 2022, the Company acquired all of the issued and outstanding shares of Skillslive for total consideration, including a working capital adjustment, of $1,071. The acquisition of Skillslive will contribute to the expansion of the Company’s footprint in Australia and accelerate time-to-market by immediately adding specialized talent and infrastructure in the Asia-Pacific (“APAC”) region.

The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. No identifiable intangible assets were acquired in connection with the acquisition of Skillslive. Goodwill arising on the acquisition reflects the benefits attributable to synergies and the estimated fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income taxes.

9	Borrowings

Credit Facility

On June 1, 2021, the Company terminated the $15,000 committed revolving term credit facility (the “Credit Facility”) it secured from the Toronto-Dominion Bank on July 25, 2019 and repaid all accrued and unpaid interest. Unamortized financing costs of $64 were derecognized and expensed to finance (income) expense during the second quarter of 2021. Prior to termination, the balance drawn on the facility was $nil.

Finance (income) expense, net

Finance (income) expense for the three and six months ended June 30, 2022 and 2021 is comprised of:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Interest on contingent consideration	39	18	55	36
Interest on lease obligations	69	90	144	175
Interest and amortization of deferred financing costs on credit facility	—	72	—	84
Interest income	(443)	(105)	(553)	(222)
Bank fees and other	2	1	2	1
	(333)	76	(352)	74

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2022
(expressed in thousands of US dollars, except share amounts)

10	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$
Balance – December 31, 2021	32,857,422	266,119
Stock option exercise	6,409	101
Issuance of common shares related to contingent consideration (i)	15,364	700
Share issuance under employee share purchase plan	6,377	361
Balance – June 30, 2022	32,885,572	267,281

(i)    On April 28, 2022, the Company issued a total of 15,364 common shares from treasury as part of the contingent consideration earn-out payments due to the sellers of forMetris Société par Actions Simplifiée for meeting certain revenue conditions in the first year following the date of acquisition. The shares were issued based on the fair value thereof, which was determined to be $45.55 (C$58.47). The equity settlement resulted in a reduction to the contingent consideration balance as at June 30, 2022.

11	Share-based compensation

The Company has five components of its share-based compensation plan: stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”) and employee share purchase plan (“ESPP”). Share-based compensation expense for the three and six months ended June 30, 2022 was $1,530 and $2,624, respectively (2021 - $539 and $917). The expense associated with each component is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Stock options	651	398	1,048	660
DSUs	195	141	399	257
RSUs	652	—	1,101	—
ESPP	32	—	76	—
	1,530	539	2,624	917

There were no PSUs issued and outstanding for the three and six months ended June 30, 2022 and 2021.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2022
(expressed in thousands of US dollars, except share amounts)

The changes in the number of stock options during the six months ended June 30, 2022 and 2021 were as follows:

	2022		2021[1]
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	1,283,088	12.00	1,516,641	6.73
Options granted[1]	146,119	45.09	115,969	53.19
Options forfeited	(45,697)	41.84	(23,914)	14.87
Options exercised	(6,409)	13.89	(86,684)	2.69

Options outstanding – June 30	1,377,101	14.51	1,522,012	10.37
Options exercisable – June 30	891,673	4.11	875,987	2.65

1 In March 2021, the Company granted stock options to certain executives. Subsequently, the Company identified an error in determining the expected life and volatility inputs used in the Black-Scholes pricing model to calculate the fair value of options, which led to the Company determining that 63,992 excess options were granted in March 2021 to six senior executives (the “Awardees”). The granting of excess options was immaterial to the Company but the error resulted in an award of options to the Awardees that was not reasonable and appropriate to grant. During 2021, the Company amended and restated the option award agreements for those affected Awardees to reflect the issuance of the appropriate number of options.

The following table is a summary of the Company’s stock options outstanding as at June 30, 2022:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	784,368	4.96	0.0001 - 1.09	748,368
8.86 - 11.06	51,811	8.46	8.86 - 11.06	21,084
15.79 - 16.00	273,927	7.28	15.79 - 16.00	98,739
26.43 - 95.12	266,995	9.42	26.43 - 95.12	23,482
	1,377,101	6.42		891,673

The following table is a summary of the Company’s stock options outstanding as at June 30, 2021:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	822,318	5.93	0.0001 - 1.09	733,918
8.86 - 11.06	209,801	9.48	8.86 - 11.06	79,063
15.79 - 16.00	349,635	8.28	15.79 - 16.00	61,920
26.43 - 69.48	140,258	9.69	26.43 - 69.48	1,086
	1,522,012	7.30		875,987

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2022
(expressed in thousands of US dollars, except share amounts)
DSUs

The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – December 31, 2021	59,654
Granted (at C$63.29 - $86.93 per unit)	1,696
DSUs - June 30, 2022	61,350

RSUs

The following table presents information concerning the number of RSUs granted by the Company:

#
RSUs – December 31, 2021	46,591
Granted (at C$42.24 - $54.26 per unit)	83,428
Forfeited (at C$86.38 per unit)	(2,549)
RSUs - June 30, 2022	127,470

12	Loss per share

The following table summarizes the calculation of the weighted average number of basic and diluted common shares:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	#	#	#	#
Weighted average number of basic Common Shares	33,022,813	32,811,687	33,015,045	32,796,468
Share options	845,038	—	—	—
DSUs	61,350	—	—	—
RSUs	89,919	—	—	—
Weighted average number of diluted Common Shares	34,019,120	32,811,687	33,015,045	32,796,468

The Company has three categories of potentially dilutive securities outstanding: stock options, DSUs and RSUs. All potentially dilutive securities have been excluded from the calculation of diluted loss per share for the periods in which the Company is in a net loss position. Including the dilutive securities in these periods would be anti-dilutive; therefore, basic and diluted number of shares used in the calculation is the same for the periods presented.

The weighted average outstanding number and type of securities that could potentially dilute basic net income per share in the future but would have decreased the loss per share (anti-dilutive) for the periods in which the Company is in a net loss position are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	#	#	#	#
Stock options	—	1,152,595	865,822	1,167,908
DSUs	—	49,190	60,868	47,037
RSUs	—	—	69,245	—
	—	1,201,785	995,935	1,214,945

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2022
(expressed in thousands of US dollars, except share amounts)

13	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application, and professional services revenue, which includes services such as initial implementation, project management, and training.

The following table represents disaggregation of revenue for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Subscription revenue	31,916	23,644	61,044	43,419
Professional services	3,020	1,987	5,947	3,954
	34,936	25,631	66,991	47,373

14	Cost of revenue

The following table represents cost of revenue for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Employee salaries and benefits	4,117	3,167	8,276	5,952
Web hosting fees	1,203	832	2,260	1,543
Third party service fees	1,425	1,040	2,598	1,195
Other	234	113	397	326
	6,979	5,152	13,531	9,016

15	Employee compensation

The total employee compensation comprising salaries and benefits for the three and six months ended June 30, 2022 was $22,714 and $44,589, respectively (2021 - $18,026 and $32,966).

Employee compensation costs were included in the following expenses for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Cost of revenue	4,117	3,167	8,276	5,952
General and administrative	3,381	2,836	6,746	5,131
Sales and marketing	10,406	7,800	20,113	14,378
Research and development	4,810	4,223	9,454	7,505
	22,714	18,026	44,589	32,966

16	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly, including the Chief Executive Officer, President and

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2022
(expressed in thousands of US dollars, except share amounts)
Chief Revenue Officer, Chief Financial Officer, Chief Operating Officer, Chief Product Officer, Chief Corporate Development Officer and Chief Human Resource Officer and Directors.

Compensation expense for the Company’s key management personnel for the three and six months ended June 30, 2022 and 2021 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Salaries and benefits	656	903	2,145	1,908
Share-based compensation	1,013	397	1,681	624
	1,669	1,300	3,826	2,532

17	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. Potential effects from COVID-19 on the Company’s credit risk have been considered and have resulted in increases to its allowances for expected credit losses on customer balances. The Company continues its assessment given the fluidity of COVID-19’s global impact.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables and borrowings approximate fair values due to the short-term nature of these items or being carried at fair value or, for borrowings, the interest rates charged approximate current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Contingent consideration is classified as a Level 3 financial instrument. The fair value of the contingent consideration was calculated using discounted cash flows. During the three and six months ended June 30, 2022, there were no transfers of amounts between levels in the fair value hierarchy.

18	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three and six months ended June 30, 2022 and 2021.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
North America	26,437	18,917	50,292	34,139
Rest of World	8,499	6,714	16,699	13,234
	34,936	25,631	66,991	47,373